mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06850

Brian Fields
Accounting group-interpretations
Office of the Chief Accountant
US Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561

February 8, 2010

Re: mPhase Technologies, Inc. (the “Company”)
Form 10K for the year ended June 30, 2009
Filed October 7, 2009
File No. 000–30202

Via e-mail: FieldsBr@sec.gov

Dear Mr. Fields:

In response to our conference call of Wednesday, January 20, 2010 and our conversations of Monday, January 25, and February 1, 2010, I am setting forth below my revised understanding of both the Commission’s and the Company’s position as it relates to resolving the accounting issues for the Company’s Convertible Debt Securities and potential additional liabilities for equity instruments convertible into the Company’s common stock as accounted for under EITF 00-19.

The underlying analysis assumes that the Company may have an indeterminate number of shares with respect to its Convertible Securities. Nevertheless the Company believes that under ETIF 00-19 an incremental liability does NOT need to be reflected on its financial statements with respect to the approximately 13 million warrants issued in January, April and June of 2008 after it entered into its first Convertible Debenture in December of 2007. The Company has reached this conclusion pursuant to the provisions of paragraphs 7, 8 and 11 of ETIF-0019 after performing a reevaluation of each of the three Convertible Debt Securities issued between December 11, 2007 and March 25, 2008 based upon their economic substance and legal provisions.

RESERVATION

Under this doctrine it became our understanding that the Commission rarely finds circumstances whereby the shares reserved by actions of the Company ALONE (e.g. by action of the Board of Directors) can utilize a method other than the five methods prescribed in subparts a-e of paragraph 11 of EITF-0019. The Company understands that its initial allocation of reserving shares based upon a methodology of options first; warrants second; convertible agreements with a cap third; and convertible agreements without a cap last when based upon action of the Company ALONE is unlikely to comply with the Commission’s view of the parameters of sequencing required under ETIF-0019. The Company therefore has again looked at its original sequencing methodology by RESERVATION based upon the CONTRACTUAL OBLIGATIONS OF BOTH THE COMPANY AND THE HOLDER OF EACH OF ITS CONVERTIBLE DEBT SECURITIES.

The Company has performed a SECOND REVIEW of the LEGAL provisions of the following Convertible Securities :

1.	7.25% Convertible Debenture dated December 11, 2007 issued by the Company to Golden Gate Investors in the principal amount of $1,500,000 with a maturity date of December 11, 2007.

2.	7.50% Convertible Note dated February 28, 2008 issued by the Company to St. George Investments, LLC in the principal amount of $550,000 with a maturity date of February 27, 2012.

3.	12% Convertible Note dated March 25, 2008 issued by the Company to JMJ Financial in the principal amount of $350,000 with a maturity date of March 25, 2011.

Section 6.1 (xi) of the Debenture with Golden Gate Investors provides for an automatic Event of Default if the stock price of the Company trades at any time below $.01 per share. Section 6.2 that prescribes remedies provides that the Company is required to immediately repay 110% of the then outstanding principal amount of the Debenture plus accrued interest if such even occurs. It should be noted that there is no discretion on the part of the holder of the Debenture to waive such an Event of Default. The result is that there is a floor price at which the Company is required by the Terms of the Contract between the HOLDER AND the Company in which the Company is not required or allowed to issue additional shares. This effectively operates a Cap on the number of shares the Company can ever be required to issue with respect to this contract. It should be noted that the cash liquidated damages is NOT a PENALTY since the discount price of the Common Stock from the then market value thereof is 20% for any conversion of the Debenture.

Golden Gate Investors waived its right of first refusal with respect to the right of first refusal when in January of 2008 it was unwilling to provide the Company with additional financing and the Company entered into the St. George Investments LLC Convertible Note in February of 2008. Section 4F of the Convertible Note provides a right of the Company to prepay, in full and in cash the principal amount of the Convertible Note then outstanding plus accrued interest plus a premium of 10%. This is NOT a PENALTY since the discount price of the Common Stock from the then market price thereof is 25% of any conversion of the Debenture. Thus the Company BY CONTRACT has an effective implicit cap on the number of shares it is required to issue under the Convertible Note since it had the option to prepay the contract, in cash.

Under the CONTRACTUAL TERMS of the Convertible Note with JMJ Financial there is a cap provided in Section 2.1 of the Convertible Note that provides, in pertinent part, the following.

“Unless otherwise agreed, in writing, by both the Borrower and the Holder, at no time will the Holder convert any amount of the Note into common stock that would result in the Holder owning more than 4.99% of the common stock outstanding of mPhase Technologies, Inc. “

Thus the Company believes that under the terms of each of the Convertible Securities that could have an impact on its financial statements for the fiscal year ended June 30, 2008 (the only period in which a material potential incremental liability over what is contained in the Company’s current financial statements) there are legal caps that do not give rise to an “indeterminate” number of shares upon conversion.

Even if the Staff of the Commission generally does not agree with the concept of Reservation, in general, for any of the three Convertible Debt Securities, the Company believes that its use of a method of sequencing other than prescribed in ETIF 0019-Section 11 (a)-(e) would be allowed since it is not based upon the Discretion of the Company alone but has been agreed to by the Holder under provisions contained in each of the Convertible Securities. Furthermore, if the Staff of the Commission disagrees with the above legal analysis with respect to any of the three contracts, the Company believes (see below) that its current financial statements comply with ETIF-0019 if a sequencing method of the first inception date first is applied with respect to its relevant convertible securities.

You may remember during the conference call we discussed the systematic and rational method of the Company was historically to apply unissued shares to options first; warrants second; convertible agreements with a cap third; and convertible agreements without a cap last; and at that time I stated I would revisit that topic if I could identify a coherent basis for doing so.

A review of the Contracts in Fiscal Year ended June 30, 2008 (the only period where a material incremental liability could be possible) is now based upon the fact that the results of this application is now based upon the method of reservation identified by the Company THAT IS BINDING UPON its Counter Parties by Contract. Upon a detailed review of our analysis we believe this is the most systematic and rational method which has been consistently applied and still is the prevailing factor the Company concluding that no incremental liability should be recorded under a reassessment promulgated by EITF 00-19 in application of paragraphs 7, 8 and 11.

In short, the Company has reevaluated whether the provisions of EITF 00-19 that may apply owing to a possible issue of an indeterminate number of shares being possible that could create a conflict to deliver shares that are required under any contract and other contracts in force during the life of the agreements. In each of our Convertible Debt Securities, the Company has the contractual authority from its Convertible Debt Counterparties to preserve the legal right and duty to its warrant holder’s. Accordingly the has identified, implemented and maintained its control over preventing any conflict between the rights of its Convertible securities holders and warrant holders with respect to the approximately 145,000,000 non employee warrants outstanding prior to issuance of the three Convertible securities in question. as well as the approximately 13 million warrants issued during FYE 6-30-08.

EITF 00-19 addresses ramifications of contracts that are silent with respect to the possible requirement to issue shares which exceed authorized shares, presuming such conflict should be evaluated in a worse case scenario, and that concern is not applicable in our case as the Company’s contracts were not silent and in fact provided specific carve outs for the 13 million shares in question.

EITF 00-19 still requires an evaluation of whether a cash settlement approach results in a liability greater than the amount recorded under a share settlement with respect to its Convertible Debt Contracts, as provided for in those contracts. The Company believes that by contract such evaluation is for shares available after the application of unissued shares first to the other equity enumerated in the contracts as outstanding prior to and also those subsequently entered into as permitted under the Convertible Debt Contracts.

OTHER INFORMATION

Please note the alternative cash settlement provision set forth in the Clarifying Amendment to the JMJ Financial , Inc. Convertible Debentures is not economically punitive as the amount of cash payable equals the discount ratio in the share settlement alternative provisions when the value of the number of shares received discounted from the price of the stock is considered (i.e. 25% in both cases).

1.	By telephone Golden Gate Investors waived its right of first refusal for future financings permitting the Company to enter into its second agreement with St. George Investments LLC. which under this contract allowed the shares issuable under its initial and the subsequent shares issuable under the St. George Investments contract to become an allowed “New Investment” under its agreement which governed the application of shares the Company could assert are unavailable to satisfy its shares available provisions. The Company has no recollection of whether it obtained approval of the January 14, 2008 issuance of a warrant to purchase up to 100,000 shares.

2.	The St. George Investments Group then permitted the Company to enter into its first Convertible Debenture with JMJ Financial.

3.	The amendment of and replacement warrant issued to purchase up to 11,111,112 shares Platinum Partners on April 1, 2008 is a modification to a warrant initially dated December 12, 2006 that was a contract entered into prior to the Company’s first Convertible Debenture entered into on December 11, 2007.

4.	JMJ Financial’s Convertible Note dated funded on April 2, 2008 was subject to provisions of of the Company’s prior two Convertible Securities then outstanding . Furthermore the Holder was advised of the amendment of and replacement warrant issued to purchase up to 11,111,112 shares platinum partners prior to funding the Convertible Note.

Thus with respect to the Company fiscal year- June 30, 2008 (the only period which may have a material liability subject to question) the potentially indeterminate shares issue is negated since it satisfies the requirement the both of such agreements is on “Commercially Reasonable Terms” as enumerated in paras. 14 & 15 of eitf-0019.

SEQUENCING, IF APPLICABLE, RESULTS IN NO MATERIAL LIABILITY

As a result of our conversations the Company further understands that the Staff of the Commission has taken the following positions with respect to sequencing:

1.

If the Company elects the sequencing method of the “latest maturity date first” in cases where convertible instruments may give rise to conversions into an indeterminate number of shares the Company must include ALL FINANCING WARRANTS AND OPTIONS outstanding and not just the approximately 13 million that were issued in January, April and June of 2008.

2.	If the Company elects the sequencing method of the “first inception date first” then the Company must only include the approximately 13 million warrants issued in January, April and June of 2008.

The following sequencing tables are provided as part of the exhibits to this letter illustrating:

1.

Sequencing by the initial contract date first. In this sequencing the Company has taken the position that the April 1, 2008 Warrant issued to Platinum Partners is a replacement for a Warrant originally issued on December 6, 2008 and is sequenced by the original warrant date of December 6-2008.

2.

Sequencing by initial contract date first. In this sequencing the Company treated, pursuant to paragraph 11 of ETIF 00-19, the three Warrants issued on April 1, 2008 for 11,111,112 shares, April 7, 2008 for 100,000 June 2, 2008 for 1,111,113 shares respectively as fixed price warrants which is that portion of the Convertible Note with St. George Investments, LLC. that could be net-share settled as of the date of the Company’s balance sheet dated June 30, 20008 and thus remain classified as permanent equity. These three warrants were permitted to be entered into under the financing carve out of up to $10,000,000 of additional financing permitted with other parties under the agreement with St. George Investments, LLC.).

3.

Sequencing by initial contract date first. In this sequencing the Company treated the three Warrants described in (2) above as permanent equity. Again pursuant to paragraph 11 of ETIF 0019 we have analyzed the impact of the Company’s issuance of its Convertible Debt instrument with JMJ Financial issued and funded on April 2, 2008.

4.

Sequencing by initial contract date first. In this sequencing the Company performed the same analysis as set forth in (3) above except that the two Warrants issued after April 2, 2008 are valued based upon the Black Scholes value of the respective remaining lives of each of the two warrants.-effect of contract carve out disregarded for sequencing.

Conclusion

We believe the above supports the Company original sequencing method of reserving shares based upon a methodology of options first; warrants second; convertible agreements with a cap third; and convertible agreements without a cap is the most systematic and rational method as it is based upon the method the Company and its Counterparties agreed to by contractual terms and actual operation under the contracts.

We also understand that once a sequencing method is utilized for fiscal years ended June 30, 2008 and June 30, 2009 the Company is required to continue to use this method of sequencing with respect to its convertible securities that may give rise to incremental liabilities in future financial statements.

The table of contracts show that all possible permutations of sequencing utilizing the first contract date method permitted by paragraph 11 (b) of ETIF 00-19 results in no incremental liability on any of the Company’s financial statements.

As requested, I am enclosing herewith a PDF file with the relevant provisions of each of the Company’s Convertible Debt Instruments.

I will be working with Mr. Smiley on this topic and hope you can assist in further clarification on the Commission’s view on the above issues. Please call me at (917) 324-0354 if you have any questions concerning the foregoing.

Thank you,

Edward J. Suozzo